FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 20, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Notice of Annual and Special Meeting of Shareholders

2	Management Information Circular

3	Form of Proxy

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Glencairn Gold Corporation (the “Company”) will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Thursday, May 17, 2007 at 4:00 p.m. (Toronto time), for the following purposes:

1.

To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To consider and if deemed appropriate, to pass, with or without variation, a resolution approving a Share Bonus Plan;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy and the Company’s 2006 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on April 10, 2007 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 4:00 p.m. (Toronto time) on May 15, 2007 or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournments thereof, as the time before which proxies, to be used or acted upon at the Meeting or any adjournments thereof, shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 10th day of April, 2007.

By Order of the Board of Directors

/s/ Lorna MacGillivray

Lorna D. MacGillivray

Corporate Secretary and General Counsel

EXHIBIT 2

GLENCAIRN GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Glencairn Gold Corporation (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on April 10, 2007 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 15, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of April 10, 2007. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 15, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depositary Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an Intermediary, at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of April 10, 2007, 241,231,698 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at April 10, 2007. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company is Yamana Gold Inc. (“Yamana”) which, according to an insider report filed on SEDI on July 6, 2006, holds 42,022,500 Common Shares, representing approximately 17.4% of the issued and outstanding Common Shares on April 10, 2007. Yamana also holds common share purchase warrants entitling it to purchase an additional 2,100,000 Common Shares at $0.80 per share until July 6, 2008.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2006, 2005 and 2004 in respect of the Chairman and former Chief Executive Officer, the President and Chief Executive Officer, the Chief Financial Officer, the former Vice President, Finance and Chief Financial Officer of the Company and the Company’s other three most highly compensated executive officers who received salary or bonuses from the Company aggregating in excess of $150,000 (US$132,264) for the financial year ended December 31, 2006 (the “Named Executive Officers”). All dollar amounts were paid in Canadian dollars and were converted into United States dollars using the respective annual average noon exchange rates for Canadian dollars in terms of the US dollars quoted by the Bank of Canada.

Summary Compensation Table(1)

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen-sation(8) (US$)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions(#)	LTIP Payouts (US$)
Kerry J. Knoll Chairman Former President and CEO	2006 2005 2004	235,136 181,518 168,971	Nil Nil 15,361	Nil Nil Nil	400,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter W. Tagliamonte President and Chief Executive Officer	2006 2005 2004	78,519 (2) - -	Nil - -	Nil - -	2,000,000 - -	Nil Nil Nil	Nil - -	Nil - -
Denis C. Arsenault Chief Financial Officer	2006 2005 2004	14,346(3) Nil Nil	Nil - Nil	Nil - -	500,000 - -	Nil - -	Nil - -	Nil - -
T. Derek Price Former Vice President, Finance and Chief Financial Officer	2006 2005 2004	160,921(4) 165,842 142,089	147,254(5) 11,521 Nil	Nil Nil Nil	200,000 200,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian J. McDonald Former Chairman	2006 2005 2004	76,419 132,013 122,888	Nil Nil 15,361	Nil Nil Nil	350,000 Nil 400,000	Nil Nil Nil	Nil Nil Nil	282,164(6) Nil Nil
Gaston Araya Vice President Operations	2006 2005 2004	163,250(7) - -	20,000 - -	- - -	300,000 - -	Nil - -	Nil - -	Nil Nil -
Lorna D. MacGillivray, Corporate Secretary and General Counsel	2006 2005 2004	137,775 121,700 113,287	Nil 8,250 9,217	Nil Nil Nil	150,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

All dollar amounts referenced in this table are in United States dollars and are referenced to as “United States dollars” or “US$”. The amounts were paid in Canadian dollars and were converted into US$ using the respective annual average noon exchange rates for Canadian dollars in terms of US$ quoted by the Bank of Canada.

(2)	Represents payments from July 1, 2006 and salary from October 1, 2006.
(3)	Represents salary from December 4, 2006.
(4)	Represents salary until October 31, 2006.
(5)	Includes $132,263 payment in recognition of past services.
(6)	Represents payment made in consideration of Mr. McDonald resigning his position as Chairman to facilitate the appointment of a new CEO and the appointment of Mr. Knoll to the position of Chairman.
(7)	Mr. Araya became an executive officer of the Company in April 2006.
(8)	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the Company’s amended and restated stock option plan (the “Stock Option Plan”).

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Kerry J. Knoll	400,000	5.7%	0.68	0.68	July 20, 2011
Peter W. Tagliamonte	2,000,000	28.4%	0.68	0.68	July 20, 2011
Denis C. Arsenault	500,000	7.1%	0.55	0.55	December 19, 2011
T. Derek Price	200,000	2.9%	0.68	0.68	July 20, 2011
Ian J. McDonald	350,000	5.0%	0.68	0.68	July 20, 2011
Gaston Araya	300,000	4.3%	0.63	0.63	April 21, 2011
Lorna D. MacGillivray	150,000	2.1%	0.68	0.68	July 20, 2011

(1)	The class of securities underlying all stock options is Common Shares.
(2)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2006 of 7,050,000.
(3)

The exercise price of options is determined based on the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (the “TSX”); for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Stock Option Plan during the financial year ended December 31, 2006 by the Named Executive Officers and the value as at December 31, 2006 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized(1)	Unexercised Options at December 31, 2006		Value of Unexercised In-the-Money Options at December 31, 2006(2)
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Kerry J. Knoll	400,000	80,000	1,600,000	Nil	5,000	Nil
Peter W. Tagliamonte	Nil	Nil	1,000,000	1,000,000	Nil	Nil
Denis C. Arsenault	Nil	Nil	125,000	375,000	1,250	3,750
T. Derek Price	Nil	Nil	1,100,000	Nil	18,000	Nil
Ian J. McDonald	400,000	158,000	1,250,000	Nil	4,000	Nil
Gaston Araya	Nil	Nil	500,000	Nil	22,000	Nil
Lorna D. MacGillivray	Nil	Nil	450,000	Nil	1,500	Nil

(1)	Based on the closing price of the Common Shares on the TSX on the dates of exercise.
(2)

Based on the closing price of the Common Shares on the TSX on December 29, 2006 of $0.56. These options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Equity Compensation Plan Information

The following table provides details of the Company’s Equity Compensation Plans at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	17,024,001(2)	$0.69	7,035,168
Equity compensation plans not approved by securityholders	Nil	Nil	N/A
Total	17,024,001(2)	$0.69	7,035,168

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.
(2)

Includes 500,001 shares reserved for issuance to holders of options outstanding under the Black Hawk Share Option Plan (the “Black Hawk Plan”) in October 2003 at the time of the business combination with Black Hawk Mining Inc. (“Black Hawk”), which were previously approved by the shareholders of Black Hawk.

Glencairn Stock Option Plan

The Stock Option Plan, as amended and restated effective May 10, 2005, is designed to provide a long term incentive to eligible participants, comprised of employees, officers, directors and consultants. On June 7, 2005, the shareholders of the Company approved an amendment to the Stock Option Plan to change the maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Stock Option Plan from 12,881,931 Common Shares to 10% of the number of Common Shares outstanding as at the date of grant of options under the Stock Option Plan and all other security based compensation plans of the Company. The maximum number of Common Shares that may be reserved for issuance pursuant to the Stock Option Plan and the Black Hawk Plan as of April 10, 2007 is 24,123,169.

Options to purchase an aggregate of 18,563,000 Common Shares are currently outstanding under the Stock Option Plan at April 10, 2007, representing approximately 7.7% of the issued and outstanding Common Shares. Also taking into account the options outstanding under the Black Hawk Plan, this leaves 5,060,168 Common Shares, representing approximately 2.1% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. During the year ended December 31, 2006, 1,525,000 Common Shares were issued under the Stock Option Plan, and 133,332 Common Shares were issued under the Black Hawk Plan. Together with the 500,001 Common Shares reserved for issuance upon exercise of options outstanding on April 10, 2007 under the Black Hawk Plan described below, a total of 19,063,001 Common Shares are reserved for issuance pursuant to options outstanding under both compensation plans, represents approximately 7.9% of the issued and outstanding Common Shares on April 10, 2007.

The Stock Option Plan currently provides that no one optionee shall be granted an option which exceeds 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised is again available for grant under the Stock Option Plan.

Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of not less than the market price, which is defined under the Stock Option Plan as “the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the Option is granted.” Options are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. In November 2006, the Board approved a vesting policy that provides that stock options granted under the Stock Option Plan vest as to 25% immediately with 25% to vest in six, twelve and eighteen months respectively. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) 60 days after the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death, subject to the discretion of the administrator of the Stock Option Plan to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company; (ii) within a period of six months following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Stock Option Plan at any time provided that this right cannot, without the consent of the optionee, adversely affect the optionee’s rights under any option previously granted under the Stock Option Plan. The Stock Option Plan is subject to the rules of any stock exchange on which the Common Shares are listed.

Black Hawk Plan

In October 2003, as part of the business combination with Black Hawk, options outstanding under the Black Hawk Plan became exercisable into Common Shares. The options continued to be subject to the terms and conditions of the Black Hawk Plan. Options held by directors, officers and employees of Black Hawk who did not become directors, officers or employees of the Company continued to be exercisable for the original terms. No additional options may be granted under the Black Hawk Plan. Options under the Black Hawk Plan terminate 90 days after termination of the optionee’s position with the Company. Currently, there are 500,001 Common Shares reserved for issuance upon exercise of options that remain outstanding under the Black Hawk Plan, representing approximately 0.2% of the issued and outstanding Common Shares. These Common Shares are included in the 19,063,001 Common Shares reserved for issuance upon exercise of stock options disclosed above.

Termination of Employment, Change in Responsibilities and Employment Contracts

In August 2004, the Company entered into severance agreements with Messrs. Knoll and McDonald which provide that upon termination following a change of control, the employee would be entitled to 24 months’ salary and benefits (excluding bonus) (the “Severance Amount”) if his employment is terminated other than for cause or disability. Under the agreements, the employee also has the right, for 12 months following a change of control, to terminate his employment under certain circumstances and receive the Severance Amount. The agreements also provide that in the event of resignation or termination following a change of control, options held will vest and will remain exercisable until the expiry of their original terms. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by a majority of the Board or any acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company which is accompanied by a request by that person for representation on the Board and which is not approved by a majority of the directors of the Company. In 2006, Mr. McDonald agreed to resign as Chairman in order to permit Mr. Knoll to be appointed Chairman and Mr. Tagliamonte to join the Company as President and Chief Executive Officer. Mr. McDonald was paid $320,000 (US$282,164) of compensation and his severance agreement terminated on his resignation.

In August 2003, the Company entered into an employment agreement with Mr. Price as Vice President, Finance and Chief Financial Officer. The agreement stipulated, among other things, that in the event that Mr. Price’s employment was terminated, he would be entitled to 24 months’ salary and certain benefits for up to 26 months (the “Termination Compensation”). In the event of a change of control, as defined therein, Mr. Price would be entitled to resign within 120 days thereof and be paid the Termination Compensation. The agreement also provides that in the event of resignation or termination other than for cause, options held by Mr. Price would vest and will remain exercisable for 26 months after resignation or termination. In December 2006, Mr. Price resigned as Vice President, Finance and Chief Financial Officer. He received a $150,000 (US$132,263) payment in recognition of his services to the Company which is reflected in the Summary of Executive Compensation. Mr. Price’s employment agreement terminated on his resignation.

In March 2007, the Company entered into an employment agreement with Mr. Tagliamonte as President and Chief Executive Officer. The agreement stipulates, among other things, that in the event that Mr. Tagliamonte’s employment is terminated, other than for cause, he will be entitled to 12 months’ salary and benefits increasing to 18 months after three years of employment and 24 months after five years of employment. In the event of a change of control, as defined below, Mr. Tagliamonte will be entitled with “good reason” to terminate the agreement and receive 36 months’ salary and benefits. The agreement also provides that in the event of termination of employment after a “change of control” for other than for cause, options held by Mr. Tagliamonte will vest and will remain exercisable for 36 months after resignation or termination. Under Mr. Tagliamonte’s agreement, “good reason” includes a change in his reporting responsibilities, titles or positions, a reduction in his annual base salary or a material change in his benefits or a relocation of his place of employment or failure of the Company to obtain the express assumption of the agreement by any successor company. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by the Board or the acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company that is accompanied by a request by that person for representation on the Board and which request is not approved by a majority of the directors of the Company.

In December 2007, the Company entered into an employment agreement with Mr. Arsenault as Chief Financial Officer. The agreement stipulates, among other things, that in the event that Mr. Arsenault’s employment is terminated, other than for cause, he will be entitled to 12 months’ salary and benefits increasing to 18 months after three years of employment and 24 months after five years of employment. In the event of a change of control, as defined below, Mr. Arsenault will be entitled with “good reason” to terminate the agreement and receive 24 months’ salary and benefits. The agreement also provides that in the event of termination of employment after a “change of control” for other than for cause, options held by Mr. Arsenault will vest and will remain exercisable for 24 months after resignation or termination. Under Mr. Arsenault’s agreement, “good reason” includes a change in his reporting responsibilities, titles or positions, a reduction in his annual base salary or a material change in his benefits or a relocation of his place of employment or failure of the Company to obtain the express assumption of the agreement by any successor company. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by the Board or the acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company that is accompanied by a request by that person for representation on the Board and which request is not approved by a majority of the directors of the Company.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2006, the members of the Compensation Committee were J. John Kalmet (Chairman), Ronald P. Gagel and Patrick J. Mars.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Stock Option

Plan

Salary levels were initially set in October 2003 following the business combination with Black Hawk, when the Compensation Committee met and reviewed and adjusted compensation, as recommended by management, including salaries and/or stock options of officers, directors and employees of the Company. The Compensation Committee also took into account contractual obligations with certain senior employees. The compensation of each officer and employee was compared to other positions within the Company and with comparable positions in peer group companies in the mining industry. The Compensation Committee found that the compensation recommended by management, while competitive, was slightly lower than the average for peer group companies. While a full review was deferred at that time, the Compensation Committee concluded that the compensation of certain executives was significantly below average. The Compensation Committee approved the recommended compensation, finding the level of compensation appropriate for the Company’s stage of development.

Early in 2006, salary levels were reviewed to consider the competitive market for employees in the mining industry. Executive salary increases were deferred until the Bellavista mine, having just achieved commercial production during the month of December 2005, had completed several months of production. It was also agreed that more time was needed for the operations at the Limon Mine to become normalized after the suspensions due to work stoppages in November 2005 and the first quarter of 2006. In June 2006, Mr. Knoll’s salary was increased to $300,000 in recognition that his salary had been well below peer company levels. Other salaries, including Ms. MacGillivray’s salary, were increased by 10%.

In December 2006, the Compensation Committee reviewed compensation for 2007 to ensure the compensation was competitive in light of mining industry competitive increases of 3.5% to 7% were approved including a 3.5% increase for a Named Executive Officer. The Compensation Committee also approved the reduction of Mr. Knoll’s base salary by 50% to $150,000 to reflect that he would be working half time as Executive Chairman in 2007.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of the compensation package necessary to recruit executives to join the Company, competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played and is expected to play in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives and are determined on certain criteria, including personal performance, team performance and/or the Company’s operating and financial performance. Bonuses are generally granted based on a combination of a percent of salary, this percentage reflecting the Company’s operating and financial performance, adjusted to reflect the individual’s contribution to the achievement of the Company’s goals and its operating performance. With the introduction of a Share Bonus Plan, which the shareholders are being requested to approve at the meeting, the Company will have an additional long term incentive component of compensation to provide to senior employees who have contributed to the Company’s performance. This new Share Bonus Plan will provide the Company with a non-cash component to further encourage share ownership by key employees.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the market price of such shares, as defined in the Stock Option Plan, on the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The Compensation Committee reviews and makes its recommendations to the Board with respect to the Chief Executive Officer’s compensation. The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. Mr. Tagliamonte’s base salary was set at $330,000 through negotiation when he joined the Company. It is below the average for peer group companies. As a long term incentive, Mr. Tagliamonte was granted 2,000,000 stock options with five-year term vesting as to 1,000,000 in October 2006 when he assumed duties on a full time basis with the balance vesting on the first anniversary of the date of grant, May 30, 2007. Since the Chief Executive Officer’s base salary is lower than half of CEO’s of peer group companies, the greatest emphasis continued to be placed on the stock option component. In setting the Chief Executive Officer’s salary in May 2006 when Mr. Tagliamonte joined the Company, the salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s past experience and potential contribution to the Company’s growth strategy were considered.

The foregoing report has been submitted by:	J. John Kalmet (Chairman)

Ronald P. Gagel

Patrick J. Mars

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold (Sub Industry) for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 2001 through 2006.

	2001	2002	2003	2004	2005	2006
Glencairn Gold Corporation*	$100.00	$295.45	$477.27	$250.00	$195.45	$254.55
S&P/TSX Composite Index	$100.00	$87.56	$110.96	$127.03	$157.68	$184.89
S&P/TSX Composite Index Gold (Sub Industry)	$100.00	$125.92	$146.83	$135.26	$164.05	$210.02

* Based on the trading prices for the Common Shares on the TSX from October 24, 2003 and on the TSX Venture Exchange prior to that date.

Compensation of Directors

Effective May 10, 2005, the Compensation Committee and the Board of Directors approved that payment to all non-management directors of an annual director’s fee of $15,000, payable quarterly and a participation fee of $500 per board or committee meeting, along with out-of-pocket expenses relating to attendance at a board or committee meeting. In addition, the Chairman of the Audit Committee is paid an extra $5,000 per annum, payable quarterly and all the members of the Audit Committee are paid an additional $250 per Audit Committee meeting. During 2006, an aggregate of $29,000 was paid to the seven non-management directors in meeting fees and an aggregate of $77,483 was paid in annual fees. Other than the fees set out below and the benefits that may be realized from options to purchase Common Shares, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2006.

Name	Board Annual Retainer ($)	Audit Committee Chair Retainer	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees Paid In Cash ($)
Gordon F. Bub	3,750		1,000 (based on 2 Board meetings attended)	750 (based on 1 committee meeting attended)	5,500
Donald K. Charter	15,000		2,500 (based on 5 Board meetings attended)	2,250 (based on 3 committee meetings attended)	19,750
Ronald P. Gagel	15,000		3,500 (based on 7 Board meetings attended)	5,250 (based on 8 committee meetings attended)	23,750
J. John Kalmet	15,000		3,500 (based on 7 Board meetings attended)	1,500 (based on 3 committee meetings attended)	20,000
Patrick J. Mars	15,000	5,000	2,500 (based on 5 Board meetings attended)	5,250 (based on 8 committee meetings attended)	27,750
Ian J. McDonald	8,733		1,000 (based on 2 Board meetings attended)	N/A	9,733 (1)

(1)	Mr. Bub ceased to be a director on May 9, 2006.
(2)	Mr. McDonald became a non-management director in June 2006.

The following table sets forth certain information regarding options granted under the Stock Option Plan to the directors of the Company, other than Messrs. Knoll, McDonald, and Tagliamonte during the financial year ended December 31, 2006.

Name	Securities under Options Granted	Exercise Price ($/security)	Expiration Date

Donald K. Charter	150,000	0.68	July 20, 2011
Ronald P. Gagel	175,000	0.68	July 20, 2011
J. John Kalmet	200,000	0.68	July 20, 2011
Patrick J. Mars	200,000	0.68	July 20, 2011

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance was US$10 million;
(b)

the premium expense for the financial year ended December 31, 2006 was US$87,338. The premium expense for 2007 is US$108,477. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
(i) with respect to the directors and officers there is no deductible applicable; and

(ii) with respect to reimbursement of the Company there is a deductible of US$250,000 per claim.

Statement of Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

Following the completion of a business combination in October 2003 and the release of the proposed corporate governance guidelines by the Canadian Securities Administrators in early 2004, the Company reviewed its governance policies and procedures compared to current and proposed standards, and reviewed and implemented a number of policies and charters in order to bring its practices up to the standards set out in that proposal. In early 2004, the Board and the Audit Committee approved an Audit Committee Charter which is reviewed annually. During 2004, the Board, following review and recommendation by the Corporate Governance Committee, approved a Code of Business Conduct and Ethics, a Whistleblower Policy, a Timely Disclosure, Confidentiality and Insider Trading Policy and a Charter for each of the Board and the Safety and Environment, Compensation and Corporate Governance Committees. A copy of the Charter of the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A”.

In addition to the Charter of the Board of Directors, the corporate standard of care is set out in the CBCA, the governing corporate legislation of the Company. The CBCA indicates that each director and officer of a company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company’s internal control and management information systems.

The Timely Disclosure, Confidentiality and Insider Trading Policy has been circulated to all employees of the Company and a Receipt and Acknowledgment has been signed by the officers and senior managers of the Company. The Code of Business Conduct and Ethics and the Whistleblower Policy have also been circulated to all employees of the Company and posted at the Company’s sites. Informational meetings were held at the operating sites to communicate the importance of compliance with these policies and they are re-circulated annually to senior managers with a reminder of the importance of adherence to these policies and codes.

The Company communicates regularly with shareholders through press releases, presentations to the investment community and information posted on its website as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Executive Chairman and the Chief Executive Officer of the Company. The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and continue to enhance the Company’s corporate governance practices. The Company’s approach to significant issues of corporate governance is designed with the view of ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board’s duties include social responsibility issues and, with the assistance of the Safety and Environment Committee, environmental matters. The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain limits.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter. In order to carry out the foregoing responsibilities, in addition to regularly scheduled meetings, the Board meets as required by circumstances. The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed by the Board at its regularly scheduled meetings. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship. The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives. The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan. A position description, setting out the responsibilities of the Chief Executive Officer in greater detail has been reviewed and is being finalized by the Board.

Board of Directors

The Board is currently comprised of eight (8) members, seven (7) of whom are standing for re-election. The Board has set the number of directors to be appointed at the Meeting at seven (7). Five (5) of the current directors and four (4) of the directors to be re-elected are considered to be independent directors. The Board is of the view that a Board, comprised of seven (7) directors, would be of a size that would be conducive to effective decision-making, would permit the Board Committees to function well and would be appropriate given the Corporation’s current size and financial resources. As the Company’s resources permit and candidates with the appropriate background and experience are identified, an additional director may be recruited.

The Board has appointed a Chairman, other than the Chief Executive Officer. Currently the Chairman of each Committee is independent and the Board believes that these independent Chairmen provide leadership in each of the areas delegated to the Committees. In addition, any ad hoc committees which may be appointed by the Board will be comprised of independent directors and the Chairman of such committee will provide leadership in the matter for which the committee has been struck. The agenda for each meeting of the Board or a committee of the Board provides the opportunity for a private discussion among independent directors without management. Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws. The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

Under Instrument and Policy, an independent director is defined as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Ian J. McDonald is not independent since he was an employee of the Company until June 2006. Kerry J. Knoll and Peter W. Tagliamonte are not independent directors because they are both employed by the Company and are members of management. Each of Donald K. Charter, Ronald P. Gagel, R. Bruce Humphrey, J. John Kalmet and Patrick J. Mars, is an independent director as he does not have any business, employment or other relationships with the Company. The shareholdings of each director and the other reporting issuers of which each director is a director, are disclosed in this management information circular under the heading “Election of Directors” and in the table under “Other Public Company Directorships and Committee Appointments”.

There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Safety and Environment Committee. Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees. During 2006, there were seven meetings of the Board, five meetings of the Audit Committee, one meeting of the Corporate Governance Committee and three meetings of the Compensation Committee.

MEETINGS OF THE BOARD AND COMMITTEES OF THE BOARD

The Board meets a minimum of five times per year generally each quarter, following the annual meeting and late in the year to approve the budget for the following year. Each Committee generally meets once each year or more frequently as may be deemed necessary depending on the business activities of the Company. A schedule of meetings is established late in the previous year.

The following table provided details regarding director attendance at Board and Committee meetings held between January 1, 2006 and December 31, 2006, the number of Board and committee meetings held were as follows:

Meetings of the Board and Committees of the Board
Director	Board	Audit Committee	Compensation Committee	Corporate Governance Committee
Gordon F. Bub(1)	2 out of 2	1 out of 1
Donald K. Charter	5 out of 7	3 out of 3(4)		1 out of 1
Ronald P. Gagel	7 out of 7	5 out of 5	3 out of 3
J. John Kalmet	7 out of 7		3 out of 3
Kerry J. Knoll	7 out of 7
Patrick J. Mars	5 out of 6(1)	5 out of 5	3 out of 3
Ian J. McDonald	7 out of 7			1 out of 1
Peter W. Tagliamonte	3 out of 3(3)

(1)	Mr. Bub ceased to be a director on May 9, 2006.
(2)

Mr. Mars abstained from participating from one meeting, at which the transaction with Yamana regarding the acquisition of the Liberad Mine and 60% interest in the Cerro Quema project was discussed, due to a potential conflict as a director of Yamana.

(3)	Mr. Tagliamonte joined the Company in May 2006.
(4)	Mr. Charter joined the Audit Committee on May 9, 2006.

While the Safety and Environment Committee did not in 2006, it did meet in March 2007 to review an environmental audit of the Company’s operations. This meeting originally scheduled for 2006 was deferred to permit completion of the audit for presentation to the Committee.

Committees of the Board

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to accounting issue, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Patrick J. Mars (Chairman), Ronald P. Gagel and Donald K. Charter, all of whom are independent directors. The external auditors attend the annual and quarterly meetings and the agenda for each meeting provides for the Audit Committee members to meet with the external auditors without management.

The Board has assigned responsibility for the Company’s approach to corporate governance issues to the Corporate Governance Committee. The Corporate Governance Committee reviewed the Company’s corporate governance practices, reviewed and finalized Board and Committee Charters and policies and the Code of Business Conduct and Ethics and recommended them to the board for approval. These policies and charters were implemented in early 2005. The Corporate Governance Committee meets and reviews the Company’s corporate governance practices periodically to ensure that the Company’s corporate governance practices are appropriate taking into account the recommendations in the Instrument and the Policy and given the Company’s size and resources and other applicable laws.

The Corporate Governance Committee is responsible for reviewing, on a periodic basis, the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. The Corporate Governance Committee also ensures that an orientation program, including visits to the Company’s mining operations, is provided for new members of the Board. The Corporate Governance Committee meets at least once each year or more frequently as circumstances require and may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee may meet with the Company’s in-house or external corporate counsel to discuss the Company’s corporate governance policies and practices. The members of the Corporate Governance Committee are Donald K. Charter (Chairman) and Ian J. McDonald.

The Corporate Governance Committee met in 2006 and adopted a policy with respect to a self assessment process undertaken by each director, the Board as a whole and each Committee of the Board. Under this process, assessment forms were completed and returned on a confidential basis to the Chairman of the Corporate Governance Committee. A summary is prepared and discussed by the Committee and the Board and recommendations made as appropriate. Areas for future consideration include the appointment of a lead director.

Position descriptions for the Chairman or lead director and the Chairman of each Committee of the Board have been reviewed by the Corporate Governance Committee and are being finalized. Currently the roles and responsibilities of the Chairman and the Chairmen of each Committee are determined based on the business experience of the incumbents, customary roles for such positions in like-sized companies and the needs of the Company as discussed at Board and Committee meetings.

The Safety and Environment Committee oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Safety and Environment Committee are John Kalmet, (Chairman), who is an independent director, the Chief Operating Officer and the Vice President, Operations of the Corporation. Mr. Humphrey will replace Mr. Kalmet as Chairman of the Safety & Environment Committee. It is intended that an additional director will be added to the Safety and Environment Committee in the future when an additional director with technical expertise is recruited to join the Board.

The Compensation Committee reviews the adequacy and form of, compensation, including option grants, received by directors to ensure that the compensation accurately reflects the risks and responsibilities involved serving as a director of the Company. The Compensation Committee also reviews compensation for senior management. The members of the Compensation Committee are J. John Kalmet (Chairman), Ronald P. Gagel and Patrick J. Mars, all of whom are independent directors under the Instrument and Policy.

This disclosure statement has been reviewed by the Corporate Governance Committee and approved by the Board.

Audit Committee

Information regarding the Company’s Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2006 under the heading “Audit Committee Information and Charter” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available on SEDAR at www.sedar.com.

Indebtedness of Directors and Executive Officers

There was no indebtedness of directors, executive officers and employees of the Company or any of its subsidiaries and formers directors, executive officers and employees of the Company or any of its subsidiaries outstanding to the Company or any of its subsidiaries at March 30, 2007.

The following table provides details regarding the indebtedness of directors and executive officers of the Company and former directors and executive officers of the Company during the financial year ended December 31, 2006 and as at the date hereof. The aggregate indebtedness to the Company or any of its subsidiaries as at the date hereof is nil.

Indebtedness of Directors and Executive Officers under Securities Purchase Programs
Name and Principal Position	Involvement of the Company or Subsidiary	Largest Amount Outstanding During 2006 ($)	Amount Outstanding as at April 10, 2007 ($)	Financially Assisted Securities Purchases During 2006	Security for Indebtedness	Amount Forgiven During 2006
Gordon F. Bub Former Director	Lender (1)	425,000	Nil	Nil	333,333 Common Shares	Nil

(1)

This loan was made in 1990, increased in 1995 and was amended in 2001 by Black Hawk and was repaid pursuant to its terms at maturity on September 6, 2006 by the Company exercising on its security and canceling the 333,333 Common Shares held. The sole recourse of the Company in respect of the loan was to the securities pledged as security for the loan.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During 2006, the Company provided management and administrative services and office space to Blue Pearl Mining Ltd. (“Blue Pearl”) During 2006, the Company was paid US$287,000 for such services, including rent. The agreement was terminated effective March 1, 2007. Messrs. Knoll, McDonald, Kalmet and Arsenault and Ms. MacGillivray are also directors and/or officers of Blue Pearl.

Election of Directors

The Company’s Articles of Incorporation and the CBCA provide that the Board consists of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of eight (8) directors, seven (7) of whom are standing for re-election. The Board has set the number of directors to be elected at the Annual and Special Meeting at seven (7). At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Company. Mr. John Kalmet, who has served as a director of the Company since March 21, 2002, is not standing for re-election. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, province/state and country of residence, principal occupation or employment, date they first became a director of the Company and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 10, 2007.

Name and Province/State and Country of Residence	Principal Occupation or Employment and Directorships	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Donald K. Charter(1) (2) Ontario, Canada	Corporate Director and President of 3Cs Corporation, a private company; Director of IAMGold Corporation, Lundin Mining Corporation, Great Plains Exploration Inc. and Dundee REIT.	October 17, 2003	Nil (5)

Ronald P. Gagel(1)(3) Ontario, Canada	Senior Vice President and Chief Financial Officer of FNX Mining Company Inc.; Vice President and Chief Financial Officer of International Nickel Ventures Corporation; Director of HudBay Minerals Inc.	May 10, 2005	50,000(6)

R. Bruce Humphrey(3)(4) Ontario, Canada	Mining Engineer; Director of Yamana; Cash Minerals Ltd., Apogee Minerals Ltd.; President and CEO of Desert Sun Mining until March 2006.	March 23, 2007	Nil (7)

Kerry J. Knoll Ontario, Canada	Former President and Chief Executive Officer and current Chairman of Glencairn. Director of Blue Pearl, Black Pearl Minerals Consolidated Inc., Golden Goose Resources Inc. and Independent Nickel Corp.	April 22, 1987	2,510,090 (8)

Patrick J. Mars(1)(3) Ontario, Canada

Business Consultant since June 2001. Director of Yamana, First Point Minerals Corporation, Carpathian Gold Inc., Endeavour Mining Capital Corporation, Manicouagan Minerals Inc., Sage Gold Inc., Aura Gold Inc. and Pacifica Resources Inc.

		September 26, 2002	70,000 (9)

Ian J. McDonald(2) Ontario, Canada	Former Chairman of the Company; Executive Chairman of Blue Pearl.	June 18, 1992	1,297,574 (10)
Peter W. Tagliamonte Ontario, Canada	Mining Engineer; President and Chief Executive Officer of the Company from May 31, 2006.	June 1, 2006	166,600 (11)

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Safety and Environment Committee.

(5)	Mr. Charter holds options to acquire 710,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(6)	Mr. Gagel holds options to exercise 675,000 Common Shares at prices ranging from $0.41 to $0.68 per share.

(7)	Mr. Humphrey also holds options to acquire 150,000 Common Shares at $0.63 per share.
(8)

Mr. Knoll also holds options to acquire 1,825,000 Common Shares at prices ranging from $0.55 to $0.95 per share and warrants to acquire 116,389 Common Shares at prices ranging from $0.55 to $01.25 per share.

(9)	Mr. Mars also holds options to acquire 900,000 Common Shares at prices ranging from $0.50 to $0.95 per share and warrants to acquire 15,000 Common Shares at $0.80 per share.
(10)

Mr. McDonald also holds options to acquire 1,350,000 Common Shares at prices ranging from $0.55 to $0.95 per share and warrants to acquire 104,445 Common Shares at prices ranging from $0.55 to $01.25 per share.

(11)	Mr. Tagliamonte also holds options to acquire 2,495,000 Common Shares at prices ranging from $0.63 to $0.68 and warrants to acquire 83,300 Common Shares at $0.80 per share.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Tagliamonte who was Chief Operating Officer of Desert Sun Mining Corp. (“Desert Sun”) from March 2004 to March 2006 and was Mine Manager with Eldorado Gold Corp. from February 1997 to March 2004; Mr. Knoll who held various positions with the Company including President and Chief Executive Officer from 2002 to June 2006, Co-Chairman and President of the Company until May 22, 2002; Mr. McDonald who, from 2001 to 2006 was Chairman of Glencairn; Mr. Gagel who, prior to June 2005 was a consultant and from 1988 to 2004 was with Aur Resources Inc., initially as Director of Corporate Finance and from 1999 to 2004 as Vice-President and Chief Financial Officer; Mr. Humphrey who, from October 2004 to March 2006 was President and Chief Executive Officer of Desert Sun and from May 1998 to May 2004 was Senior Vice President and Chief Operating Officer of Goldcorp Inc.; and Mr. Charter who, prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Share Bonus Plan

The Company proposes that a share bonus plan (the “Share Bonus Plan”) be established for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of shares by key directors, officers, employees and consultants. The Share Bonus Plan shall be administered by the directors or by a committee of directors. A copy of the proposed Share Bonus Plan is attached hereto as Schedule “B”.

The aggregate maximum number of Common Shares (the “Bonus Shares”) available under the Share Bonus Plan shall not exceed the lesser of 1,000,000 Common Shares or 10% of the total number of Common Shares issued under the Share Bonus Plan and any other security based compensation arrangements of the Company, including the Stock Option Plan.

The directors or committee of directors, as the case may be, may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Share Bonus Plan:

(a)

any amendment to the number of Bonus Shares issuable under the Share Bonus Plan, including an increase to a fixed maximum of Bonus Shares or a change from a fixed maximum number of Bonus Shares to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require shareholder approval;

(b)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(c)	a discontinuance of the Plan; and

(c)	any other amendments that may lead to a significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Share Bonus Plan Resolution”).

The Board has approved the implementation of the Share Bonus Plan, subject to shareholder and stock exchange approvals.

The Board and management recommend the adoption of the Share Bonus Plan Resolution. To be effective, the Share Bonus Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Bonus Plan Resolution.

The text of the Share Bonus Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	The Company’s Share Bonus Plan be and same is hereby approved as set out in Schedule “B” attached hereto.

2.

Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on December 1, 2003.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Corporate Secretary and General Counsel of the Company by phone at (416) 860-0919 or by e-mail at lmacgillivray@glencairngold.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Lorna MacGillivray

Lorna D. MacGillivray

Corporate Secretary and General Counsel

Toronto, Ontario

April 10, 2007

Schedule “A”

GLENCAIRN GOLD CORPORATION

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board of Directors of Glencairn Gold Corporation (the “Company”) is responsible for the general supervision of the management of the business and for acting iii the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, Corporate Governance Committee and the Safety and Environment Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Company.

II.	RESPONSIBILITIES

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•

The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (vi) mining and other safety and environmental concerns issues.

•	Approving disclosure and securities compliance policies, including communications policies of the Company.

•	With the assistance of the Corporate Governance Committee:

-	Reviewing the composition of the Board of Directors and establishing its independence criteria.

-	The continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession.

-

The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

-	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

-	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place

•	With the assistance of the Audit Committee:

-	Ensuring the integrity of the Company’s internal controls and management information systems.

-	Ensuring the Company’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

-	Identification of the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

-	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

-	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.

•	With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.

•

The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.

•

Obtaining periodic reports from senior management and/or the Safety and Environment Committee on the Company’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Company’s assets (property and employees) and the protection mechanism that the Company has in place.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

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Schedule “B”

GLENCAIRN GOLD CORPORATION

SHARE BONUS PLAN

MAY 17, 2007

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

B.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Bonus Shares” means Shares issued to a Participant under the terms of the Plan.

D.

“Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the board;

E.	“Corporation” means Glencairn Gold Corporation, a corporation continued under the Act;

F.	“Designated Affiliate” means the affiliates (as defined in the Securities Act (Ontario)) of the Corporation designated by the Committee for purposes of the Plan from time to time;

G.	“Directors” means the directors of the Corporation from time to time;

H.

“Eligible Contractors” means individuals, other than Eligible Directors or Eligible Employees that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Affiliates under a written contract between the Corporation or the Designated Affiliate and the individual or a company which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;

I.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate of the Corporation from time to time;

J.

“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate of the Corporation;

K.

“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a subsidiary (as defined in the Securities Act (Ontario)) of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

L.	“Participant” for the Plan means each Eligible Director, Eligible Employee and Eligible Contractor to whom Bonus Shares are granted;

M.	“Plan” means the Corporation’s share bonus plan, as same may be amended from time to time;

N.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan; and

O.	“TSX” means the Toronto Stock Exchange.

Section 1.02        Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03       Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04       References to this Share Bonus Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05       Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE SHARE BONUS PLAN

Section 2.01        Purpose of the Share Bonus Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation,

2

attraction and retention of directors, officers, employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key directors, officers, employees and consultants of the Corporation and Designated Affiliates, it being generally recognized that share bonus plans aid in attracting, retaining and encouraging directors, officers, employees and consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02       Administration of the Share Bonus Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03        Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

Section 2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant; and

(b)	the number of Bonus Shares issued to each Participant under the Plan.

Section 2.05        Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Bonus Shares shall be issued and the provisions and restrictions with respect to such issuances, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06       Maximum Number of Shares: The aggregate maximum number of Bonus Shares available for issuance from treasury under this Plan shall be determined from time to time by the Committee, but in any case, shall not exceed 1,000,000 Shares. The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issuable to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding.

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ARTICLE THREE

SHARE BONUS PLAN

Section 3.01       Share Bonus Plan: The Plan is hereby established for Eligible Directors, Eligible Employees and Eligible Contractors.

Section 3.02       Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant fully paid and non-assessable Bonus Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine.

Section 3.03        Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

Section 3.04       Effective Time and Term of the Share Bonus Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders of the Corporation. The Plan shall remain in effect until it is terminated by the Corporation’s board of directors.

ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01        Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate for any amount which the Corporation or Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE FIVE

GENERAL

Section 5.01        Amendment of Share Bonus Plan: The Committee may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(a)

any amendment to the number of Bonus Shares issuable under the Plan, including an increase to a fixed maximum number of Bonus Shares or a change from a fixed maximum number of Bonus Shares to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

4

(b)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(c)	a discontinuance of the Plan; and

(d)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

Section 5.02        Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of a Participant is assignable or transferable.

Section 5.03        No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.04        Adjustment in Number of Shares Available under the Share Bonus Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in the number of Bonus Shares available under the Plan.

If the foregoing adjustment shall result in a fractional Bonus Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 5.05        No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

Section 5.06        Compliance with Applicable Law: If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.07       Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

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EXHIBIT 3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

GLENCAIRN GOLD CORPORATION

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 17, 2007

The undersigned shareholder(s) of GLENCAIRN GOLD CORPORATION (the “Company”) hereby appoint(s) Kerry J. Knoll, the Chairman of the Board of the Company, or in lieu of the foregoing, Peter W. Tagliamonte, the President and Chief Executive Officer of the Company, or in lieu of the foregoing,

                                                                             , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Thursday, May 17, 2007 at 4:00 p.m. (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	Election of Directors: Donald K. Charter Ronald P. Gagel R. Bruce Humphrey	Kerry J. Knoll Ian J. McDonald	Patrick J. Mars Peter W. Tagliamonte

( ) VOTED FOR all of the directors	( ) WITHHELD FROM VOTING in respect of the election of all of the directors;

A shareholder may withhold authority to vote for any nominee by putting a line through or otherwise striking out the name of any nominee.

(b)    VOTED FOR (    ) AGAINST (    ) a resolution authorizing an amendment of the Company’s Share Bonus Plan as more particularly described in the accompanying management information circular;

(c)    VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration; and

(d)     VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this                      day of                 , 2007.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below before 4:00 p.m. (Toronto time) on May 15, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjournments thereof.

3.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to the provisions of the Canada Business Corporations Act, where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in item (b). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.	Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on May 15, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Equity Transfer & Trust Company 200 University Avenue, Suite 400 Toronto, Ontario M5H 4H1 Fax No.: (416) 361-0470